UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of February 2020

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization CNPJ/ME nº 76.535.764/0001-43 NIRE 33.3.0029520-8 Publicly-held Company

NOTICE TO THE MARKET

NOTICE TO THE MARKET

Suspension of the Special Monitoring by Anatel

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), in compliance with the provisions of CVM Instruction 358/02 and further to the Notice to the Market dated May 8, 2019, hereby informs its shareholders and the market in general that it has been informed of a decision rendered by the Directing Council of the National Telecommunications Agency (Conselho Diretor da Agência Nacional de Telecomunicações – Anatel) today, which suspended the special monitoring that has been carried out until this date based on the Decision Order Judgment No. 226, dated May 3, 2019 (the “Decision Order Judgment”), because it considered that the short-term liquidity risk of the Company and its subsidiaries (the “Oi Companies”) has been remedied.

As a result, the precautionary obligations previously imposed to the Oi Companies and listed in the aforementioned Decision Order Judgment have been revoked, and the Oi Companies are again subject to the traditional monitoring regime imposed by Anatel to the other telecommunication service concessionaires.

Rio de Janeiro, February 10, 2020

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2020

OI S.A. – In Judicial Reorganization

By:  /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer